UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 18, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG (consolidated) BIS Basel III leverage ratio information as of 31 December 2015, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) regulatory information

This document contains information as of 31 December 2015 related to BIS leverage ratio and liquidity coverage ratio, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.” Information in this document is supplementary to information provided in our Annual Report 2015.

BIS leverage ratio disclosure requirements

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and we are required to disclose BIS leverage ratio information on a quarterly basis.

The tables in the following section provide BIS leverage ratio information as of 31 December 2015 according to the current disclosure requirements.

The BIS leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end BIS leverage ratio denominator (LRD). The BIS LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. Moreover, the BIS LRD includes an additional charge for counterparty credit risk related to securities financing transactions.

The table “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” below shows the difference between total IFRS assets per IFRS consolidation scope and the BIS total on-balance sheet exposures, which are the  starting point for calculating the BIS LRD as shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS leverage ratio rules and are therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

→   Refer to the “Capital management” section of our Annual Report 2015 for information on our Swiss SRB leverage ratio as of 31 December 2015

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2015 for more information on the regulatory scope of consolidation

BIS leverage ratio

As of 31 December 2015, our BIS leverage ratio was 4.0% on a fully applied basis and 4.9% on a phase-in basis. The BIS LRD was CHF 898 billion on a fully applied basis and CHF 904 billion on a phase-in basis.

→   Refer to the “Capital management” section of our fourth quarter 2015 earnings release and financial supplement for information on our BIS Basel III leverage ratio movements

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	31.12.15
On-balance sheet exposures
IFRS total assets	942,819
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(16,764)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	1
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(191,215)
Less carrying value of securities financing transactions in IFRS total assets²	(109,619)
Adjustments to accounting values	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	625,222
Asset amounts deducted in determining BIS Basel III tier 1 capital	(11,291)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	613,931

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

BIS leverage ratio common disclosure

The naming convention in the following table is based on BIS guidance and does not reflect the UBS naming convention.

CHF million, except where indicated		31.12.15
	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs¹, but including collateral	625,222
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(11,291)
3	Total on-balance sheet exposures (excluding derivatives and SFTs¹)	613,931

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	55,370
5	Add-on amounts for PFE² associated with all derivatives transactions	92,431
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	39
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,059)
8	(Exempted CCP³ leg of client-cleared trade exposures)	(15,575)
9	Adjusted effective notional amount of all written credit derivatives⁴	165,506
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)⁵	(155,846)
11	Total derivative exposures	128,866

	Securities financing transaction exposures
12	Gross SFT¹ assets (with no recognition of netting), after adjusting for sale accounting transactions	171,740
13	(Netted amounts of cash payables and cash receivables of gross SFT¹ assets)	(62,122)
14	CCR⁶ exposure for SFT¹ assets	10,467
15	Agent transaction exposures	0
16	Total securities financing transaction exposures	120,086

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	117,002
18	(Adjustments for conversion to credit equivalent amounts)	(75,870)
19	Total off-balance sheet items	41,132
	Total exposures (leverage ratio denominator), phase-in	904,014
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(6,407)
	Total exposures (leverage ratio denominator), fully applied	897,607

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	44,559
21	Total exposures (leverage ratio denominator)	904,014
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	4.9

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	36,198
21	Total exposures (leverage ratio denominator)	897,607
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	4.0

1 Securities financing transactions.    2 Potential future exposure – Current exposure method (CEM add-on) based on notional amounts.    3 Central cleared counterparties.    4 Includes protection sold including agency transactions.    5 Protection sold can be offset with protection bought on the same underlying reference entity provided the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.    6 Counterparty credit risk.

BIS leverage ratio summary comparison

The naming convention in the following table is based on BIS guidance and does not reflect the UBS naming convention.

CHF million		31.12.15
1	Total consolidated assets as per published financial statements	942,819
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(28,055)
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(62,349)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,467
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	41,132
7	Other adjustments	1
8	Leverage ratio exposure (leverage ratio denominator), phase-in	904,014
1 This item includes assets that are deducted from tier 1 capital.

BIS Basel III leverage ratio
CHF million, except where indicated	31.12.15	30.9.15	30.6.15	31.3.15
Phase-in
BIS Basel III tier 1 capital	44,559	44,125	40,593	43,801
BIS total exposures (leverage ratio denominator)	904,014	941,216	954,043	995,863
BIS Basel III leverage ratio (%)	4.9	4.7	4.3	4.4

Fully applied
BIS Basel III tier 1 capital	36,198	36,526	34,042	33,515
BIS total exposures (leverage ratio denominator)	897,607	935,536	949,331	990,548
BIS Basel III leverage ratio (%)	4.0	3.9	3.6	3.4

Liquidity coverage ratio

FINMA and Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, we must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis. As of 31 December 2015, our three-month average total LCR was 124% compared with 121% as of 30 September 2015.

The total weighted liquidity value of high-quality liquid assets (HQLA) increased by CHF 18 billion to CHF 208 billion, mainly driven by an increase in cash and balances with central banks and securities received as collateral. Expected net cash outflows increased by CHF 10 billion to CHF 167 billion, mainly driven by higher exposures from committed credit and liquidity facilities, partially offset by reduced secured wholesale funding outflows.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on high-quality liquid assets and our liquidity coverage ratio

High-quality liquid assets
	Average 4Q15				Average 3Q15
CHF billion	Level 1 weighted liquidity value	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Total carrying value
Cash and balances with central banks	117	0	117	117	106	0	106	106
Securities recognized as financial investments available-for-sale	50	6	55	56	51	5	56	57
Securities received as collateral (off-balance sheet)	31	4	36	36	25	4	29	30
Total high-quality liquid assets	198	10	208	210	182	9	191	192
1 Calculated after the application of haircuts.

Liquidity coverage ratio
		Average 4Q15		Average 3Q15
CHF billion, except where indicated		Unweighted value	Weighted value¹	Unweighted value	Weighted value¹

High-quality liquid assets
1	High-quality liquid assets		208		191

Cash outflows
2	Retail deposits and deposits from small business customers	218	24	213	24
3	of which: stable deposits	35	1	33	1
4	of which: less stable deposits	183	23	179	23
5	Unsecured wholesale funding	200	124	191	122
6	of which: operational deposits (all counterparties)	34	8	32	8
7	of which: non-operational deposits (all counterparties)	148	98	143	98
8	of which: unsecured debt	18	18	16	16
9	Secured wholesale funding		39		43
10	Additional requirements:	159	59	151	51
11	of which: outflows related to derivatives and other transactions	97	39	97	36
12	of which: outflows related to loss of funding on debt products²	0	0	0	0
13	of which: committed credit and liquidity facilities	62	20	54	15
14	Other contractual funding obligations	20	19	12	12
15	Other contingent funding obligations	222	10	224	10
16	Total cash outflows		275		262

Cash inflows
17	Secured lending	181	53	182	54
18	Inflows from fully performing exposures	59	31	62	33
19	Other cash inflows	23	23	19	19
20	Total cash inflows	263	107	263	105

Liquidity coverage ratio		Average 4Q15³		Average 3Q15⁴
CHF billion, except where indicated		Total adjusted value⁵		Total adjusted value⁵
21	High-quality liquid assets	208		191
22	Net cash outflows	167		157
23	Liquidity coverage ratio (%)	124		121

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    3 The average fourth quarter 2015 net cash outflows and liquidity coverage ratio disclosed in our fourth quarter 2015 earnings release were adjusted from CHF 163 billion and 128% to CHF 167 billion and 124%, respectively.    4 The average third quarter 2015 net cash outflows and liquidity coverage ratio disclosed in our third quarter 2015 report were adjusted from CHF 150 billion and 127% to CHF 157 billion and 121%, respectively.    5 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2015 earnings release and financial supplement and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  March 18, 2016